Confidential Treatment Requested by agilon health, inc.

Under 17 C.F.R. § 200.83

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER “[***]” IN THE LETTER FILED VIA EDGAR.

April 1, 2021

VIA EDGAR AND SECURE FILE TRANSFER

Deanna Virginio

U.S. Securities and Exchange Commission

Office of Life Sciences

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	agilon health, inc.
Registration Statement on Form S-1
File No. 333-254435

Dear Ms. Virginio:

On behalf of agilon health, inc. (the “Company”), in response to comment 17 contained in the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated January 17, 2021, relating to the Draft Registration Statement on Form S-1 confidentially submitted by the Company on December 21, 2020, as amended by confidential submission on February 10, 2021, and to the above referenced Registration Statement on Form S-1 on March 18, 2021 (the “Registration Statement”), we submit this supplemental response letter.

For the Staff’s convenience, we have included the prior comment 17 from the Staff in bold, italicized type below, followed by the comment with the Company’s response.

17. Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock based compensation.

Deanna Virginio	2	April 1, 2021

Confidential Treatment Requested by agilon health, inc.

Under 17 C.F.R. § 200.83

The purpose of this letter is to notify the Staff of the proposed price range and share number information expected to be included in the Company’s preliminary prospectus (the “Preliminary Prospectus”) forming part of the Registration Statement. Based on currently available information and market conditions, the initial offering price to the public of the shares of common stock of the Company (“Common Stock”) to be sold in the initial public offering (the “IPO”) is expected to be between $[***] and $[***] per share (the “Preliminary Price Range”), after giving effect to a 100-for-1 stock split of the Common Stock (the “Stock Split”) that is expected to occur on or around April 1, 2021. For convenience, all share, per share and stock option information in this supplemental letter has been adjusted to reflect the Stock Split.

Based on currently available information and market conditions, the Company expects an aggregate of [***] shares of Common Stock (reflecting an aggregate offering price of $[***] million, based on the $[***] per share midpoint of the Preliminary Price Range) to be sold in the IPO by the Company.

The Company expects the underwriters in the IPO to have an option to purchase up to an additional [***] shares of Common Stock from the Company, which represents 15% of the [***] shares of Common Stock expected to be offered in the IPO.

We have attached herewith as Annex A for the Staff’s review certain pages of the Registration Statement revised to reflect: (i) the Stock Split, (ii) the inclusion of the Preliminary Price Range and related information, assuming an offering price of $[***] per share, the midpoint of the Preliminary Price Range and (iii) indications of interest from “cornerstone investors” to purchase up to $[***] in shares in the IPO.

The Company advises the Staff that the Preliminary Price Range represents the Company’s belief of what the indicative price range to be disclosed in the Preliminary Prospectus may be, but that the actual indicative price range to be included in the Preliminary Prospectus will not be determined until the Company completes a valuation process with the underwriters for the IPO. This valuation process is expected to be completed shortly before the commencement of the roadshow for the IPO, which is scheduled to occur on or around [***], 2021. Therefore, the Preliminary Price Range is subject to further change, which may result from various factors outside of the Company’s control including, but not limited to, then-current market conditions and subsequent business, market, and other developments affecting the Company. However, the Company believes that, barring unforeseen events, the Preliminary Price Range will not be subject to significant change. The actual price range (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) will be included in an amendment to the Registration Statement prior to distribution of the Preliminary Prospectus to potential investors. We are providing this information to you supplementally to facilitate the Staff’s review of the Registration Statement, including the Company’s fair value determinations in response to the comment received from the Staff.

Deanna Virginio	3	April 1, 2021

Confidential Treatment Requested by agilon health, inc.

Under 17 C.F.R. § 200.83

Summary of Recent Equity Awards; Historical Fair Value Determination and Methodology

Since January 1, 2020, the Company has granted a total of 13,015,000 stock options to its employees and directors under the Company’s Amended and Restated Agilon Health Topco, Inc. Stock Incentive Plan (the “Plan”). The stock options granted under the Plan consist of: (i) 5,635,000 stock options that vest in four equal annual installments, subject to the employee’s continued service until the applicable vesting date, and 1,000,000 stock options which are subject to a performance condition (the “Base Options”), and (ii) 6,380,000 stock options that vest only upon the occurrence of both market and performance conditions (the “Upside Options”). The following table summarizes these grants, including the exercise price per share and fair value per share of the Common Stock at the time of the grant used for financial reporting purposes, in all cases, after giving effect to the Stock Split.

Grant Date	Number of Shares Underlying Stock Options Granted		Type of Option	Exercise Price Per Share	Fair Value Per Share
1/31/2020	1,730,000		Base Options	$4.45-$4.49	$4.49
1/31/2020	1,745,000		Upside Options	$8.90-$8.99	$4.49
5/22/2020	3,845,000	*	Base Options	$4.49	$4.32-$4.81
5/22/2020	3,575,000		Upside Options	$8.99-$10.11	$4.32-$4.81
6/4/2020	335,000		Base Options	$4.49	$4.32-$4.81
6/4/2020	485,000		Upside Options	$8.99	$4.32-$4.81
7/29/2020	285,000		Base Options	$4.49	$4.32-$4.81
7/29/2020	85,000		Upside Options	$8.99	$4.32-$4.81
10/28/2020	235,000		Base Options	$8.94	$8.94
10/28/2020	285,000		Upside Options	$17.88	$8.94
1/28/2021	205,000		Base Options	$14.62	$14.62
1/28/2021	205,000		Upside Options	$29.24	$14.62

*	Includes 1,000,000 options which are subject to a performance condition

As described in the Registration Statement, as there has been no public market for shares of the Company’s Common Stock to date, the estimated fair value of the Company’s shares of Common Stock has been determined by the Company’s board of directors as of the date of each grant of a share-based award, with input from management, considering the most recently available third-party valuations of the Company’s Common Stock and the board of directors’ assessment of additional objective and subjective factors that the Company believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant. The Company’s board of directors intends all options granted to be exercisable

Deanna Virginio	4	April 1, 2021

Confidential Treatment Requested by agilon health, inc.

Under 17 C.F.R. § 200.83

at a price per share not less than the per share fair value of our common stock underlying those options on the date of grant. The Company uses both the income and market approach valuation methods, in addition to giving consideration to recent secondary sales of the Company’s Common Stock. The fair value of the Company’s Common Stock was determined at each valuation date in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held Company Equity Securities Issued as Compensation. The factors considered in determining the fair value include, but are not limited to, the following:

•	valuations of the Company’s Common Stock completed on a regular basis;

•	the Company’s historical financial results as well as estimated trends and projections for the Company’s future operating and financial performance;

•	likelihood of achieving a liquidity event, such as an initial public offering or sale of the Company, given prevailing market conditions;

•	the market performance of comparable, publicly-traded companies; and

•	the overall economic and industry conditions and outlook.

Applying these valuation and allocation approaches involves the use of estimates, judgments and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses and cash flows, discount rates, valuation multiples, the selection of comparable public companies and the probability of future events. Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Critical Accounting Estimates—Common Stock Valuation” for additional information.

In addition, stock-based compensation cost is measured at grant date, based on the fair value of the award, and is recognized (i) on a straight-line basis over the requisite service period for awards subject only to service-based vesting conditions or (ii) upon the achievement of the underlying performance condition for awards subject to such conditions. The Company determines the fair value of stock-based option awards subject to a service condition on the date of grant using the Black-Scholes option pricing model, unless the awards are also subject to a market condition, in which case the Company uses a Monte Carlo simulation valuation model. The Black-Scholes option pricing model and the Monte Carlo simulation model require the use of several highly subjective and complex assumptions to determine the fair value of stock-based awards. Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates—Stock-based Compensation” and Note 13 to the Company’s financial statements for the years ended December 31, 2020 and 2019 in the Registration Statement for additional information.

Valuation at January 31, 2020. During the period from November 2019 through March 2020, the Company closed private placements to new third-party investors in which it issued and sold 29,924,400 shares of contingently redeemable common stock at a purchase price of $4.49 per share and received aggregate proceeds of $134.5 million. On January 31, 2020, the Board approved a grant of base options and upside options based on a fair value per share of the Company’s common stock of $4.49. The Company based its determination of fair value on the private placement investment valuation.

Deanna Virginio	5	April 1, 2021

Confidential Treatment Requested by agilon health, inc.

Under 17 C.F.R. § 200.83

Valuation at May 22, 2020, June 4, 2020 and July 29, 2020. On May 22, 2020, June 4, 2020 and July 29, 2020, the Board approved grants of base options and upside options, based on a range of fair value per share of the Company’s common stock of $4.32 to $4.81. The Company based its determination of fair value on a third-party valuation report as of April 30, 2020 (the “April 30, 2020 Valuation Report”). The resulting equity value computed after application of the income approach valuation methodology was determined using an option pricing model (“OPM”), which was weighted at 100% as the timing of any liquidity event was expected to occur at least one year from the valuation date.

Valuation at October 28, 2020. On October 28, 2020, the Board approved grants of base options and upside options, based on a fair value per share of the Company’s common stock of $8.94. The Company based its determination of fair value on a third-party valuation report as of October 1, 2020 (the “October 1, 2020 Valuation Report”). The October 1, 2020 Valuation Report determined the Company’s fair equity value by employing the probability-weighted expected return method (“PWERM”), which incorporated a range of near-term IPO scenarios, weighted at 90.0%, and a deferred exit scenario, weighted at 10.0%, as the Company had sufficient insight into a potential IPO exit scenario in the near term. The probability percentages reflect management’s perception of the likelihood of each scenario. The Valuation Report as of October 1, 2020 also reflected 15% and 30% discounts for lack of marketability in the IPO scenarios and deferred exit scenario, respectively. The key drivers in the increased price from the April 30, 2020 valuation included, but were not limited to, the following:

•	The Company’s initiation of the confidential process for an IPO, including conducting an organizational meeting with the underwriters on September 30, 2020;

•	The favorable condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•	A reduced level of uncertainty with respect to the impact of the COVID-19 pandemic on the securities markets, healthcare companies and the Company’s operating results;

•	The Company signed agreements to expand into three new geographies, scheduled to go live on the Company’s platform effective January 1, 2021; and

•	The Company disposed of its Southern California and Fresno, California operations, which historically operated at a loss.

•	The Company hired a new CEO, Steven Sell in June 2020.

Deanna Virginio	6	April 1, 2021

Confidential Treatment Requested by agilon health, inc.

Under 17 C.F.R. § 200.83

Valuation at January 28, 2021. On January 28, 2021, the Board approved grants of base options and upside options, based on a fair value per share of the Company’s common stock of $14.62. The Company based its determination of fair value on a third-party valuation report as of January 28, 2021 (the “January 28, 2021 Valuation Report”). The January 28, 2021 Valuation Report determined the Company’s fair equity value by employing the PWERM, which incorporated a range of near-term IPO scenarios, weighted at 90.0%, and a deferred exit scenario, weighted at 10.0%. The probability percentages reflect management’s perception of the likelihood of each scenario. The Valuation Report as of January 28, 2021 also reflected 8% and 30% discounts for lack of marketability in the IPO scenarios and deferred exit scenario, respectively. The key drivers in the increased price from the October 1, 2020 valuation included, but were not limited to, the following:

•	Favorable feedback from investment banks in November and December 2020, which suggested a step-up in valuation;

•	Continued favorable conditions in the securities markets and increased market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•	The Company went live in three new geographies, effective January 1, 2021 and signed an agreement to go live in an additional geography effective January 1, 2022; and

•	The Company signed a definitive agreement to sell its remaining California operations, which historically operated at a loss.

As shown in the table above, for all stock option grants since January 1, 2020, the Company’s board of directors has fixed the exercise price per share at a value consistent with or in excess of the fair value per share.

Comparison of Prior Common Stock Valuations and Preliminary Price Range

The Preliminary Price Range was determined following discussions among senior management of the Company and representatives of the lead underwriters for the IPO, and with reference to several quantitative and qualitative factors, each of which contributed to the difference between the Company’s prior valuations of the Common Stock (including the most recent fair value determination on January 28, 2021 of $14.62 per share) and the $[***] per share midpoint of the Preliminary Price Range. Specifically, the Company believes that the difference between the prior valuations of the Common Stock and the midpoint of the Preliminary Price Range is primarily the result of the following factors:

•

Enhanced Liquidity and Marketability of the Common Stock. Since the Company’s most recent fair value determination on January 28, 2021, the Company has taken several steps toward the completion of the IPO, including “testing the waters” meetings that occurred in February and March 2021, the Company’s public filing of the Registration Statement on March 18, 2021 and various board actions and approvals relating to the IPO. Given the proximity to the completion of the IPO, the valuation reflected in the Preliminary Price Range assumes a successful offering and represents an estimate of the fair value of the unrestricted, freely tradable shares of Common Stock that would be sold in the public market without discounts for illiquidity and lack of marketability.

Deanna Virginio	7	April 1, 2021

Confidential Treatment Requested by agilon health, inc.

Under 17 C.F.R. § 200.83

•

Enhanced Balance Sheet and Financial Resources. A successful IPO will provide the Company with (i) proceeds that substantially strengthen the Company’s balance sheet as a result of increased cash, (ii) ready access to the equity and debt capital markets for public companies, (iii) a “currency” with which to hire and retain talent and to accelerate the growth of the Company’s existing geographies and national network of partners, as may be deemed appropriate by the Company’s board of directors and (iv) a strengthened brand recognition in the marketplace. These anticipated improvements in the Company’s financial position are expected to have a beneficial effect on the Company’s business and operations and, as a result, they influenced the Preliminary Price Range.

•

Revenue and Adjusted EBITDA Growth. Since the Company’s most recent fair value determination on January 28, 2021, the Company completed the audit of its full-year 2020 audited financial statements on March 18, 2021, which confirmed the Company’s strong financial performance during 2020. The Company reported a 53% increase in total revenue, from $794.4 million in 2019 to $1.2 billion in 2020. The Company also reported an increase in Adjusted EBITDA from $(56.7) million in 2019 to $5.8 million in 2020.

•

Continued Expansion. The Company has continued to expand into new geographies. The Company reported a 45% increase in total membership from approximately 90,200 at December 31, 2019 to approximately 131,000 at December 31, 2020. In the same period, four geographies went live on the Company’s platform, with an additional three that went live in 2021. Additionally, the Company has approximately 49,000 additional Medicare Advantage members with physician groups contracted to go-live on January 1, 2022 in six geographies, five of which were executed in February 2021.

•

Valuation Methodology Differences. The method used by the Company’s board of directors to determine the fair value of the Common Stock prior to the proposed IPO differs from that utilized by the underwriters of the IPO in establishing the Preliminary Price Range. The Common Stock has historically been valued as described under “Summary of Recent Equity Awards; Historical Fair Value Determination and Methodology” above. By contrast, as is typical in initial public offerings, while the Preliminary Price Range for the IPO considered relevant market data currently available to the Company, it was ultimately determined by senior

Deanna Virginio	8	April 1, 2021

Confidential Treatment Requested by agilon health, inc.

Under 17 C.F.R. § 200.83

management of the Company in consultation with the underwriters for the IPO and not through a formal determination of fair value. Among the factors that were considered in determining the Preliminary Price Range were: the Company’s financial condition and future prospects and those of its industry in general; an analysis of the typical valuation ranges seen in recent initial public offerings for companies in the Company’s industry or adjacent industries; favorable feedback from potential investors following the “testing the waters” meetings that occurred in February and March 2021, which suggested that there was investor interest in the Company at a step-up in valuation, which included indications of interest from “cornerstone investors” in purchasing up to $[***] in Common Stock in the IPO at the Preliminary Price Range; and the continued favorable condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

Anticipated Equity Compensation Grants

The Company presently anticipates granting certain equity awards to its employees and independent directors concurrently with the IPO. With respect to these awards, the Company intends to use the price to the public in the IPO as the deemed fair value per share of common stock for purposes of calculating stock-based compensation.

Conclusion

Given the considerations described above, the Company believes that the difference between the estimated fair value of the Common Stock, as used for the purpose of calculating stock-based compensation in accordance with the requirements of Accounting Standards Codification (ASC) Topic 718, Compensation—Stock Compensation for stock-based awards granted over the past twelve months, and the midpoint of the Preliminary Price Range is reasonable and appropriate.

The Company expects to file Amendment No. 1 to the Registration Statement on or around [***], 2021, which will reflect the indicative price range and share amounts adjusted for the Stock Split. The roadshow for the IPO is expected to commence shortly thereafter on the same date. To the extent feasible, we appreciate the Staff’s efforts to provide any comments on the Registration Statement and the enclosed materials as soon as possible.

Deanna Virginio	9	April 1, 2021

Confidential Treatment Requested by agilon health, inc.

Under 17 C.F.R. § 200.83

Confidential Treatment Request

Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, the Company has enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

Pursuant to Rule 418(b) promulgated under the Securities Act of 1933, as amended, this supplemental information is being provided to the Staff on a supplemental, confidential basis only and is not to be filed with, or deemed a part of, the Draft Registration Statement on Form S-1 confidentially submitted by the Company on December 21, 2020 or any amendments or supplements thereto, including the Registration Statement. The Company respectfully requests that the Staff return this letter and the attached Annex A pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review.

* * *

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6478 or Peter Loughran at (212) 909-6875.

Regards,

/s/ Paul M. Rodel
Paul M. Rodel

cc:	Lynn Dicker

Kristin Lochhead

Joe McCann

U.S. Securities and Exchange Commission

Theodore Halkias

Steven J. Sell

agilon health, inc.

Enclosures

Annex A

Confidential Treatment Requested by agilon health, inc.

Under 17 C.F.R. § 200.83

[***]